UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3 )*

Horizon Global Corporation
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

44052W104
(CUSIP Number)

John Barrett Corre Partners Management, LLC 12 East 49th Street, 40th Floor, New York, NY 10017 Telephone Number: 646-863-7152
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Opportunities Qualified Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,759,547*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,759,547*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,759,547*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.92%*

14.	TYPE OF REPORTING PERSON

PN

* The number of Shares and the percent of class ownership reported herein includes 2,214,547 Shares and 545,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,780,438*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,780,438*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,780,438*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*

14.	TYPE OF REPORTING PERSON

OO

* The number of Shares and the percent of class ownership reported herein includes 2,235,438 Shares and 545,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,780,438*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,780,438*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,780,438*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*

14.	TYPE OF REPORTING PERSON

IA, OO

* The number of Shares and the percent of class ownership reported herein includes 2,235,438 Shares and 545,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Barrett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,780,438*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,780,438*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,780,438*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*

14.	TYPE OF REPORTING PERSON

IN, HC

* The number of Shares and the percent of class ownership reported herein includes 2,235,438 Shares and 545,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric Soderlund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,780,438*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,780,438*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,780,438*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*

14.	TYPE OF REPORTING PERSON

IN, HC

* The number of Shares and the percent of class ownership reported herein includes 2,235,438 Shares and 545,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

Item 1.	Security and Issuer.

The name of the issuer is Horizon Global Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 47912 Halyard Drive, Suite 100, Plymouth, Michigan 48170. This Schedule 13D relates to the Issuer's common stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Corre Opportunities Qualified Master Fund, LP, a Cayman Islands exempted limited partnership (the “Fund”); (ii) Corre Partners Advisors, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of the Fund; (iii) Corre Partners Management, LLC, a Delaware limited liability company (the “Investment Adviser”), which has been delegated investment authority over the assets of the Fund by the General Partner; (iv) Mr. John Barrett, who serves as a managing member of the General Partner and the Investment Adviser; and (v) Mr. Eric Soderlund, who serves as a managing member of the General Partner and the Investment Adviser (each, a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Barrett and Mr. Soderlund are citizens of the United States.

(b), (c)

The Fund is principally engaged in the business of investing in securities. The principal business address of the Fund is 12 East 49th Street, 40th Floor, New York, NY 10017.

The General Partner is principally engaged in the business of serving as general partner and/or managing member to private investment vehicles, including the Fund. The principal business address of the General Partner is 12 East 49th Street, 40th Floor, New York, NY 10017.

The Investment Adviser is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Fund. The principal business address of the Investment Adviser is 12 East 49th Street, 40th Floor, New York, NY 10017.

Mr. Barrett and Mr. Soderlund are the co-owners and managing members of the General Partner and the Investment Adviser. The business address of each of Mr. Barrett and Mr. Soderlund is 12 East 49th Street, 40th Floor, New York, NY 10017.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 2,759,547 Shares beneficially owned by the Fund came from the working capital of the Fund, which is the direct owner of the Shares. The funds for the purchase of the 2,780,438 Shares beneficially owned by the other Reporting Persons (which include the 2,759,547 Shares directly owned by the Fund) came from the working capital of the Fund and other private investment vehicles managed by the Investment Adviser, which are the direct owners of such Shares. The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $17,136,069. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons originally acquired the Shares for investment purposes. The Reporting Persons have had discussions with certain representatives of the Issuer and management of the Issuer. In addition, Mr. Barrett, a co-owner and managing member of the General Partner and the Investment Adviser, accepted an invitation from the Issuer to join the Issuer's Board of Directors (the “Board”) effective April 9, 2021. In connection with Mr. Barrett’s appointment to the Board, the Fund and other private investment vehicles managed by the Investment Adviser were granted restricted stock units pursuant to the Horizon Global Corporation 2020 Equity and Incentive Compensation Plan, and they will be granted additional restricted stock units on an annual basis for so long as Mr. Barrett continues to serve on the Board. The vesting period for the restricted stock units is one year, and at the end of the vesting period payment to the applicable Reporting Persons for the restricted stock units shall be made in the form of Shares.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, other securities or derivative instruments related thereto or selling some or all of their Shares, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Shares and, alone or with others, may engage in communications with directors and officers of the Issuer, other stockholders of the Issuer or other third parties or may take steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review.   Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

In particular, the Reporting Persons have committed to purchase, solely at the Issuer’s option if necessary, shares of a new series of the Issuer’s preferred stock to be authorized pursuant to the Issuer’s Amended and Restated Certificate of Incorporation that would result in gross cash proceeds to the Issuer of up to $40,000,000, which would be used by the Issuer to repay a portion of the Company’s 2.75% Convertible Senior Notes due July 1, 2022 (a portion of which are held by the Reporting Persons as described herein) and for working capital and general corporate purposes.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof (i) the Fund may be deemed to be the beneficial owner of 2,759,547 Shares, consisting of 2,214,547 Shares and 545,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Fund, constituting 9.92% of the Shares in the aggregate, and (ii) each of the General Partner, the Investment Adviser, Mr. Barrett and Mr. Soderlund may be deemed to be the beneficial owner of 2,780,438 Shares, consisting of 2,235,438 Shares and 545,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons, constituting 9.99% of the Shares in the aggregate, in each case based upon the sum of (i) 27,286,647 Shares outstanding at November 1, 2021, as determined based on reports by the Issuer and (ii) 545,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,759,547 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,759,547 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,780,438 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,780,438 Shares.

The Investment Adviser has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,780,438 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,780,438 Shares.

Mr. Barrett has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,780,438 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,780,438 Shares.

Mr. Soderlund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,780,438 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,780,438 Shares.

During the sixty days prior to the date hereof, the Reporting Persons, either directly or indirectly, effected the following transactions in the Shares:

Date	Transaction	Price	Shares
02/15/2022	Purchase	$5.2498	90,197
02/16/2022	Purchase	$5.1613	6,637

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Fund and other private investment vehicles managed by the Investment Adviser (the “Corre Note Holders”) hold 2.75% Convertible Senior Notes due July 1, 2022 (“Notes”) that were issued on February 1, 2017. The Notes are convertible into 40.04 Shares per $1,000 principal amount of the Notes. The Corre Note Holders collectively hold $47,229,000 worth of Notes, which are convertible into 1,891,048 Shares. See Exhibit B for the Indenture and First Supplemental Indenture relating to the Notes. Pursuant to a Limitation on Conversion of Senior Notes Due 2022 of Horizon Global Corporation entered into by each Corre Note Holder as of March 14, 2019, each Corre Note Holder has agreed to limit its right to convert any portion of the Notes to Shares to the extent that after giving effect to such issuance after conversion as set forth in the Indenture, the Corre Note Holder (together with the Corre Note Holder’s affiliates), would, when aggregated with all other Shares beneficially owned by such Corre Note Holder at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the Notes).

On February 10, 2022, the Issuer executed a commitment letter with the Investment Adviser (together with the Fund and certain other investment funds for which it acts as investment manager, “Corre”) pursuant to which Corre committed to purchase, solely at the Issuer’s option if necessary, shares of a new series of the Issuer’s preferred stock to be authorized pursuant to the Issuer’s Amended and Restated Certificate of Incorporation (the “New Preferred Stock”) that would result in gross cash proceeds to the Issuer of up to $40,000,000. The proceeds of the sale of any New Preferred Stock would be used by the Issuer to repay a portion of the Notes and for working capital and general corporate purposes. The commitment letter expires on July 1, 2022. See Exhibit C for Commitment Letter relating to the New Preferred Stock. If issued, the New Preferred Stock would (i) accrue dividends in kind at a rate of 11.0% per annum, subject to increase upon the occurrence of certain events, (ii) be perpetual, but subject to voluntary redemption by the Issuer at its option and subject to mandatory redemption upon a change in control or the one-year anniversary of the maturity of the Term Loans and (iii) be convertible into Common Stock, at Corre’s option and subject to stockholder approval, if the New Preferred Stock is not redeemed after the repayment of certain amounts owed by the Issuer or after the occurrence of certain events.

In addition, the Issuer has also issued five-year warrants to the Fund and other private investment vehicles managed by the Investment Adviser (the “Corre Warrant Holders”) to purchase up to 4,212,528 Shares with an exercise price of $1.50 per Share, subject to adjustment as provided in the warrants. Pursuant to a limitation on the right to exercise the warrants included in the form of warrant agreement, each Corre Warrant Holder has agreed to limit its right to exercise any portion of the warrants to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Corre Warrant Holder (together with the Corre Warrant Holder’s affiliates), would, when aggregated with all other Shares beneficially owned by the Corre Warrant Holder at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon exercise of the warrants) (the “Warrant Exercise Cap”). See Exhibit D for the forms of the warrants described in this paragraph.

The Fund and other private investment vehicles managed by the Investment Adviser (the “Corre RSU Holders”) hold restricted stock units granted on June 16, 2021 pursuant to the Horizon Global Corporation 2020 Equity and Incentive Compensation Plan in connection with Mr. Barrett’s appointment as a director of the Issuer. See Exhibit E for the Form of Restricted Stock Units Award Agreement - Board of Directors Grant under the Horizon Global Corporation 2020 Equity and Incentive Stock Plan and Exhibit F for the Horizon Global Corporation 2020 Equity and Incentive Compensation Plan. A grant of restricted stock units will continue to be made to the Corre RSU Holders on an annual basis for so long as Mr. Barrett continues to serve on the Board. The vesting period for the restricted stock units is one year, and at the end of the vesting period payment to the Corre RSU Holders for the restricted stock units shall be made in the form of Shares.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described above and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Convertible Notes Indenture and First Supplemental Indenture (incorporated by reference to Exhibits 4.1 and 4.2 to the Form 8-K filed with the SEC by the Issuer on February 1, 2017)

Exhibit C:	Commitment Letter relating to the New Preferred Stock dated February 10, 2022

Exhibit D:	Forms of Warrants (incorporated by reference to Exhibits 4.1 and 4.2 to the Form 8-K filed with the SEC by the Issuer on March 18, 2019)

Exhibit E:	Form of Restricted Stock Units Award Agreement - Board of Directors Grant under the Horizon Global Corporation 2020 Equity and Incentive Stock Plan (incorporated by reference to Exhibit 10.5 to the Form 10-Q filed with the SEC by the Issuer on August 7, 2020)

Exhibit F:	Horizon Global Corporation 2020 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed with the SEC by the Issuer on August 7, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2022
(Date)

Corre Opportunities Qualified Master Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Advisors, LLC*

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Management, LLC*

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
John Barrett*

/s/ John Barrett

Eric Soderlund*

/s/ Eric Soderlund

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment 1, dated April 20, 2021, relating to the common stock, par value $0.01 per share, of Horizon Global Corporation shall be filed on behalf of the undersigned.

February 16, 2022
(Date)

Corre Opportunities Qualified Master Fund, LP By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Advisors, LLC

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Management, LLC

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
John Barrett

/s/ John Barrett

Eric Soderlund

/s/ Eric Soderlund

Exhibit C

Execution Version

CORRE PARTNERS MANAGEMENT, LLC

12 East 49th Street, 40th Floor

New York, NY 10017

PRIVATE AND CONFIDENTIAL

February 10, 2022

Horizon Global Corporation

47912 Halyard Dr., Suite 100

Plymouth, MI 48170

Commitment Letter

Ladies and Gentlemen:

Horizon Global Corporation, a Delaware corporation ("you" or the "Company"), has requested senior preferred equity financing (the "Senior Preferred Equity") from Corre Partners Management, LLC ("we" or "Corre"), on behalf of certain investment funds for which we act as investment manager, resulting in gross cash proceeds to the Company of $40,000,000 (the "Total Commitment Amount") on the terms and conditions set forth in this letter (together with all exhibits attached hereto, collectively, the "Commitment Letter"). The proceeds of the Senior Preferred Equity issuance would be used by the Company to repay a portion of the Company's 2.75% Convertible Senior Notes due July 1, 2022 (any such portion, the "Existing Converts") and for working capital and general corporate purposes. Capitalized terms used but not defined herein shall have the meanings given to them in the exhibits attached hereto.

We are pleased to confirm the arrangements under which Corre commits to purchase the Senior Preferred Equity on the terms and subject to the conditions set forth in this Commitment Letter, including, without limitation, the satisfaction (or waiver) of the conditions set forth in Exhibit A to this Commitment Letter (the date of such satisfaction (or waiver) of such conditions, the "Closing Date").

You agree that from the date hereof until the date that this Commitment Letter shall terminate or expire in accordance with the Termination Paragraph, you (i) will cease any discussion with other potential preferred equity financing providers, will not directly or indirectly engage in discussion with, provide any information to, or transmit any letter of intent, indicative terms or other document or response to any person or entity other than Corre in connection with soliciting or receiving from such financing provider, person or entity a proposal, commitment, exclusivity arrangement or definitive agreement to provide preferred equity financing, in each case, to fund the repayment of the Existing Converts, and (ii) will not enter into any definitive agreement for a preferred equity financing that is in lieu of, inconsistent with, or reasonably expected to interfere with the consummation of the financing arrangements contemplated by this Commitment Letter, in each case in order to fund the repayment of the Existing Converts.

The terms of this Commitment Letter are intended as an outline of certain of the material terms of the Senior Preferred Equity, but do not include all provisions that will be contained in the Preferred Equity Documentation. The Preferred Equity Documentation shall include, in addition, provisions that are customary or typical for financings of this type.

The obligation of Corre to fund the Total Commitment Amount may not be assigned to any other person or entity without the prior written consent of the Company, which shall not be unreasonably withheld or delayed.

Corre hereby represents and warrants with respect to itself to the Company that (a) it has all corporate, limited liability company or limited partnership power and authority to execute, deliver and perform this Commitment Letter, (b) the execution, delivery and performance of this Commitment Letter by it has been duly and validly authorized and approved by all necessary corporate, limited liability company or limited partnership action, (c) this Commitment Letter has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, (d) the execution, delivery and performance of this Commitment Letter by it does not and will not conflict with, violate the terms of or result in the acceleration of any obligation (i) under any material contract, material commitment or other material instrument to which it is a party or is bound, (ii) under its certificate incorporation or organization, bylaws or articles, membership agreement or limited partnership or limited partnership agreement, or (iii) result in the violation of any law or statute applicable to it or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority having jurisdiction over it, (e) no consent, approval, authorization, order, license, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance of this Letter Agreement by it, and (f) it has available from the investment funds for which it acts as investment manager unrestricted cash or cash equivalents and/or uncalled capital commitments in excess of the Total Commitment Amount.

You represent that (i) all written information (other than Projections (defined below), forward looking information, budgets, forecasts and industry or market information) which has been or is hereafter provided directly or indirectly by you or any of your representatives to Corre in connection with the transactions contemplated hereunder, taken as a whole and supplemented from time to time (the "Information"), will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading at the time such Information was provided and (ii) all financial projections concerning the Company and its subsidiaries that have been or will be made available to Corre by you or any of your representatives in connection with the transactions contemplated hereunder (the "Projections") have been and will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable at the time made (it being understood and agreed that financial projections are not a guarantee of financial performance and actual results may differ from financial projections and such differences may be material). You agree that if at any time prior to the Closing Date, any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the Information and Projections so that such representations will be correct in all material respects under those circumstances and, if after giving effect to such supplementation such representations are correct in all material respects under those circumstances, such supplementation shall be deemed to have cured any breach of any such representation.

Notwithstanding anything that may be expressed or implied in this letter agreement, the Company, by its acceptance of the benefits of this letter agreement, covenants, agrees and acknowledges that no person or legal entity other than Corre shall have any obligation under this Commitment Letter and that, notwithstanding Corre is a limited liability company, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of Corre or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of Corre or any former, current or future director, officer, employee, agent, general or limited partner, manager,

2

member, stockholder, affiliate or assignee of any of the foregoing, as such, for any obligations of Corre under this Commitment Letter or any documents or instruments delivered in connection herewith or for any claim based on, in respect of, or by reason of such obligations or their creation. This paragraph may be referred to as the "No Recourse" provision.

As consideration for Corre's agreement to enter into this Commitment Letter, you agree to pay to Corre commitment fees in an amount equal to: (i) if Corre has not purchased any portion of the Senior Preferred Equity on or prior to March 31, 2022, 2.50% of the Total Commitment Amount payable (x) in cash, on July 1, 2022, if Corre has not purchased any portion of the Senior Preferred Equity prior to July 1, 2022 or (y) in additional shares of Senior Preferred Equity if Corre has purchased all or any portion of the Senior Preferred Equity prior to July 1, 2022, on the earlier of (A) July 1, 2022 and (B) the redemption by the Company of the entire outstanding amount of the Senior Preferred Equity, or (ii) if Corre has purchased all or any portion of the Senior Preferred Equity on or prior to March 31, 2022, 2.50% of the unissued portion of the Total Commitment Amount (as of March 31, 2022), payable in additional shares of Senior Preferred Equity on the earlier of (x) July 1, 2022 and (y) immediately prior to the redemption by the Company of the entire outstanding amount of the Senior Preferred Equity. The commitment fees payable pursuant to this paragraph are, once paid, not refundable under any circumstances and will not be subject to counterclaim or set-off for, or be otherwise affected by, any claim or dispute relating to any other matter. The commitment fees payable in cash pursuant to this paragraph will be paid in U.S. dollars and in immediately available funds.

On the Closing Date, you will pay or reimburse Corre for all reasonable and documented out-of-pocket third-party costs and expenses incurred by or on behalf of Corre in connection with work undertaken for the benefit of you and your affiliates in connection with the transactions contemplated by this Commitment Letter (the "Reimbursable Expenses"), including, without limitation, the reasonable and documented out-of-pocket fees and expenses of outside counsel to Corre. You agree that, once paid, none of the Reimbursable Expenses shall be refundable under any circumstances and shall not be creditable against any other amount payable by you to Corre in connection with the Senior Preferred Equity or otherwise. The Reimbursable Expenses may be paid or reimbursed through "net funding" of the proceeds of the Senior Preferred Equity issuance on the Closing Date.

In the event that Corre or any of its affiliates or controlling persons and the respective directors, officers, employees, members, partners, shareholders, attorneys, accountants, advisors, agents, and other representatives of each of the foregoing and their respective successors (each, an "Indemnified Person"), becomes involved in any capacity in any action, investigation, claim, litigation or other proceeding brought by or against any person or entity, including any of your affiliates, shareholders, partners, members, or other equity holders or debt holders or other creditors, in connection with or as a result of the Senior Preferred Equity issuance or any other matter or transaction referred to in this Commitment Letter, you agree to periodically reimburse such Indemnified Person for its reasonable and documented out-of-pocket legal and other expenses (including the reasonable and documented out-of-pocket cost of any investigation and preparation) incurred in connection therewith. You also will indemnify and hold each Indemnified Person harmless against any and all losses, claims, damages, penalties, expenses or liabilities to any person or entity arising in connection with or as a result of the Senior Preferred Equity issuance or any other matter or transaction referred to in this Commitment Letter, and without regard to the exclusive or contributory negligence of any Indemnified Person, except to the extent that it has been found by a final, non-appealable judgment of a court of competent jurisdiction that any such loss, claim, damage, penalty, expense or liability results from (A) the bad faith, gross negligence or willful misconduct of, or material breach of this Commitment Letter or the Preferred Equity Documentation by, such Indemnified Person or (B) any dispute solely between Indemnified Persons not involving any act or omission of the Company or any of its subsidiaries. Furthermore, you shall have no liability for any settlement by an Indemnified Person of any such action, investigation, claim, litigation or other proceeding to the extent you have not approved such

3

settlement (such approval by you not to be unreasonably withheld or delayed). Your reimbursement and indemnity obligations under this paragraph shall be in addition to any liability that you may otherwise have, shall extend upon the same terms and conditions to any affiliate of any Indemnified Person and the partners, directors, agents, employees and controlling persons or entities (if any), as the case may be, of such Indemnified Person and any such affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of you, any Indemnified Person, any such affiliate and any such person. You also agree that neither any Indemnified Person nor any of its affiliates, partners, directors, agents, employees or controlling persons shall have any liability based on its or their exclusive or contributory negligence to you or any person or entity asserting claims on behalf of or in right of you or any other person or entity in connection with or as a result of either this arrangement or any matter in connection with the Senior Preferred Equity issuance or any other transaction referred to in this Commitment Letter, except to the extent that any losses, claims, damages, penalties, liabilities or expenses incurred by you have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnified Person; provided, however, that in no event shall such Indemnified Person, any of such other parties, your or any of your affiliates or your controlling persons and the respective directors, officers, employees, members, partners, shareholders, attorneys, accountants, advisors, agents, and other representatives of you or any of your affiliates or your controlling persons or their respective successors have any liability for any indirect, consequential or punitive damages in connection with or as a result of such Indemnified Person's or such other parties' activities related to the Senior Preferred Equity issuance or any other matter or transaction referred to in this Commitment Letter, other than, in the case of you, for third party claims for indirect, consequential or punitive damages that are covered by the first sentence of this paragraph. The provisions of this paragraph shall remain in full force and effect regardless of whether any definitive documentation for the Senior Preferred Equity shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking hereunder; provided that if the Closing Date shall occur, this paragraph shall be superseded in its entirety by the indemnification provisions of the Preferred Equity Documentation.

Corre hereby notifies each of the parties hereto that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (as amended, the "Act"), Corre is required to obtain, verify and record information that identifies each issuer of the Senior Preferred Equity, which information includes the name and address and other information of each such person or entity that will allow Corre to identify each such person or entity in accordance with the Act. This notice is given in accordance with the requirements of the Act and is effective for Corre.

Please note that this Commitment Letter (a) is exclusively for the information of your board of directors (or equivalent governing body, person or entity) and senior management and (b) may not be disclosed to any third party or circulated or referred to publicly without our prior written consent, except to the extent required by applicable law or pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee (in which case you agree to inform us promptly thereof and to cooperate reasonably with us to prevent or limit such disclosure, in each case to the extent practicable and so long as you are lawfully permitted to do so); provided, however, that we hereby consent to disclosure of this Commitment Letter (i) to your and your subsidiaries' officers, directors, agents, attorneys, accountants, employees, members, partners, shareholders, representatives and advisors, on a confidential basis, (ii) as required by applicable law, regulation or compulsory legal process (in which case you agree to provide prompt written notice thereof to the extent permitted by applicable law), and (iii) to the extent any such information becomes publicly available other than as a result of a breach of this Commitment Letter by you or breach of another confidentiality obligation owed to us by you.

We shall treat confidentially all Information received by us in connection with the transactions contemplated by this Commitment Letter; provided, however, that nothing herein shall prevent us from

4

disclosing any such information (a) in any legal, judicial, administrative proceeding relating hereto or other compulsory process or otherwise as required by applicable law or regulations, (b) upon the request or demand of any regulatory (including self-regulatory) authority having or purporting to have jurisdiction over us or our affiliates, (c) to our and our affiliates' and our and their respective limited partner investors and our and their respective officers, directors, members, agents, employees, attorneys, accountants and advisors involved in the transactions contemplated by this Commitment Letter on a "need-to-know" basis who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, (d) (i) to the extent any such information becomes publicly available other than by reason of disclosure by us, our affiliates or representatives in breach of this Commitment Letter or other confidentiality obligation owed by us to you, or (ii) to the extent any such information is developed independently by us without reliance on confidential Information, (e) for purposes of establishing a "due diligence" defense, and (f) in protecting and enforcing our rights with respect to this Commitment Letter. Our obligations under this paragraph shall automatically expire upon the earlier to occur of (i) the execution and delivery of the Preferred Equity Documentation by the parties thereto, and (ii) the date that is one year after the date of this Commitment Letter.

You acknowledge that Corre and certain of its affiliates may from time to time (a) effect transactions, for their own or their affiliates' account or the account of customers, and hold positions in loans, securities or options on loans or securities of the Company or its affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter or with which the Company or its affiliates may have commercial or other relationships or adverse interests or (b) provide debt financing, equity capital, investment banking, financial advisory services, securities trading, hedging, financing and brokerage activities and financial planning and benefits counseling to other companies in respect of which the Company or its affiliates may have conflicting economic interests.

You agree that Corre will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between Corre, on the one hand, and the Company, its stockholders or its affiliates, on the other. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter are arm's-length commercial transactions between Corre, on the one hand, and the Company, on the other, (ii) in connection therewith and with the process leading to such transactions, Corre is acting solely as a principal and not the agent or fiduciary of the Company, its management, stockholders, creditors or any other person, (iii) Corre has not assumed an advisory or fiduciary responsibility in favor of the Company or any of its affiliates with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether Corre or any of its affiliates has advised or is currently advising the Company on other matters) or any other obligation to the Company or any of its affiliates, except the obligations expressly set forth in this Commitment Letter, (iv) we are not advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction (including, without limitation, with respect to any consents needed in connection with the transactions contemplated hereby) and you have consulted your own legal, accounting, regulatory, investment and tax advisors to the extent you have deemed appropriate and you are not relying on Corre for such advice, and (v) any review by us of the Company, its subsidiaries and the transactions contemplated hereby or other matters relating to such transactions will be performed solely for our benefit and shall not be on behalf of you or any of your affiliates. The Company further acknowledges and agrees that it is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, and is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Company, on behalf of itself and its affiliates and stockholders, (a) agrees that it will not claim that Corre has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty, to it in connection with the transactions contemplated by this Commitment Letter or the process leading thereto, and (b) hereby waives and agrees to not assert, to the fullest extent permitted by law, any claims it may have against us for breach of fiduciary duty or alleged

5

breach of fiduciary duty and agrees that we shall have no liability (whether direct or indirect) to it in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of it, including its equity holders, employees or creditors. In addition, Corre may employ the services of their respective affiliates in providing certain services hereunder and may exchange with such affiliates information concerning the Company, its subsidiaries and other companies that may be the subject of this arrangement, and such affiliates shall be entitled to the benefits afforded to Corre hereunder.

The provisions of the immediately preceding eight paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Senior Preferred Equity shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any commitment or undertaking hereunder.

This Commitment Letter may not be assigned by the Company without Corre's prior written consent (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto.

This Commitment Letter may not be amended or any term or provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto, and any term or provision hereof may be amended or waived only by a written agreement executed and delivered by all parties hereto.

Our commitment hereunder shall terminate upon the first to occur of (i) the effectiveness of the Preferred Equity Documentation and occurrence of the Closing Date, (ii) the date on which the Company provides written notice to Corre that it is terminating this Commitment Letter, (iii) 12:01 a.m., New York City time on July 1, 2022, unless the closing of the Senior Preferred Equity issuance shall have been consummated on or before such date, and (iv) any breach of the No Recourse provision. The paragraph is referred to herein as the "Termination Paragraph".

This Commitment Letter may be executed in any number of counterparts, each of which when executed shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof or thereof. Any party delivering an executed counterpart of this Commitment Letter via facsimile or other electronic transmission shall, at our request, also deliver to us or our counsel a manually executed original, but the failure to do so does not affect the validity, enforceability or binding effect of this Commitment Letter.

THIS COMMITMENT LETTER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. Each of the parties hereto agrees that any suit or proceeding arising in respect to this arrangement or any matter referred to in this Commitment Letter will be tried exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the County and City of New York and each of the parties hereto agrees to submit to the jurisdiction of, and to venue in, such courts. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING ARISING IN CONNECTION WITH OR AS A RESULT OF EITHER OUR COMMITMENT OR ANY MATTER REFERRED TO IN THIS COMMITMENT LETTER IS HEREBY WAIVED BY EACH OF THE PARTIES HERETO. The provisions of this paragraph shall remain in full force and effect regardless of whether any definitive documentation for the Senior Preferred Equity shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking hereunder.

6

THIS COMMITMENT LETTER REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES HERETO WITH RESPECT TO THE SPECIFIC MATTERS HEREOF, SETS FORTH THE ENTIRE UNDERSTANDING OF THE PARTIES HERETO, SUPERSEDES ANY PRIOR AGREEMENTS AMONG THE PARTIES HERETO WITH RESPECT TO THE SENIOR PREFERRED EQUITY AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Preferred Equity Documentation by the parties hereto in a manner consistent with this Commitment Letter.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to Corre a copy of this Commitment Letter on or before 11:59 p.m., New York City time, on February 10, 2022, whereupon this Commitment Letter shall become a binding agreement between us. If not signed and returned as described in the preceding sentence by such date, this offer will terminate on such date and all of the provisions set forth herein shall be void and of no force or effect or otherwise binding on Corre.

[Remainder of page intentionally left blank]

7

Very truly yours,

CORRE PARTNERS MANAGEMENT, LLC, as Investment Manager

By:	/s/ Eric Soderlund
Name: Eric Soderlund
Title: Authorized Signatory

[Signature Page-Horizon/Corre Commitment Letter]

ACCEPTED AND AGREED:

HORIZON GLOBAL CORPORATION

By:	/s/ Jay Goldbaum
Name: Jay Goldbaum
Title: Vice President and Secretary

[Signature Page-Horizon/Corre Commitment Letter]

EXHIBIT A

FUNDING CONDITIONS

Capitalized terms used but not defined in this Exhibit A have the meanings set forth in the Commitment Letter to which this Exhibit A is attached.

1.       The Commitment Letter shall not have terminated in accordance with its terms.

2.       Corre shall have received (a) a securities purchase agreement and other definitive documentation governing the Senior Preferred Equity (which shall be consistent with the Commitment Letter), including, without limitation, the Certificate of Designations, Preferences and Rights of Series B Preferred Stock, in substantially the form attached to the Commitment Letter as Exhibit B (the "Preferred Equity Documentation"), in each case, duly executed and delivered by the Company and any other party thereto (other than Corre) in form and substance that are customary or typical for financings of this type, and (b) customary closing certificates, good standing certificates, secretary's certificates certifying organizational documents, approving resolutions and officer incumbency, and other customary closing documentation, in each case in form and substance reasonably satisfactory to Corre.

3.       All fees and expenses due and payable under the Commitment Letter to Corre on the Closing Date shall have been paid (in the case of reimbursement of expenses, to the extent invoices have been received on or prior to the Closing Date) or will be paid concurrently with the initial issuance of the Senior Preferred Equity.

4.       So long as requested in writing at least five (5) business days prior to the Closing Date, Corre shall have received at least two (2) business days prior to the Closing Date all documentation and other information with respect to the Company and its wholly-owned subsidiaries that is required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act.

Exhibit A

EXHIBIT B

FORM OF CERTIFICATE OF DESIGNATIONS, PREFERENCES
AND RIGHTS OF SERIES B PREFERRED STOCK

[See Attached]

Exhibit B

Execution Version

CERTIFICATE OF DESIGNATIONS, PREFERENCES
AND RIGHTS OF SERIES B PREFERRED STOCK

OF

HORIZON GLOBAL CORPORATION

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Horizon Global Corporation, a Delaware corporation (the "Corporation"), hereby certifies that, in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation has duly adopted the following resolutions:

RESOLVED, that, pursuant to Article IV of the Corporation's Amended and Restated Certificate of Incorporation (which authorizes 100,000,000 shares of preferred stock, par value $0.01 per share of the Corporation (the "Preferred Stock")), the Board of Directors of the Corporation hereby fixes the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of a series of Preferred Stock.

RESOLVED, that each share of such series of Preferred Stock shall rank equally in all respects and shall be subject to the following provisions:

Section 1. Designation. There is hereby created out of the authorized and unissued shares of Preferred Stock of the Corporation a new series of Preferred Stock designated as the "Series B Preferred".

Section 2. Number of Shares. The number of shares constituting the Series B Preferred will be 1,000,000 shares. Shares of Series B Preferred that are redeemed, purchased or otherwise acquired by the Corporation shall, upon compliance with any applicable provisions of the law of the State of Delaware, be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

Section 3. Dividends.

3.1. General Obligation. Whether or not earned or declared by the Board of Directors and whether or not the Board of Directors would be prohibited from declaring a dividend under the General Corporation Law of the State of Delaware (the "DGCL"), cumulative dividends on each share of Series B Preferred shall accrue on each share of the Series B Preferred (a "Share") on a daily basis in arrears at the rate of 11.0% per annum (subject to increase as set forth in Section 3.2, the "Dividend Rate"), compounded quarterly, on the Liquidation Value thereof from and including the date of issuance of such Share to, but not including, the first to occur of (i) the date on which the Liquidation Value of such Share is paid to the holder thereof in connection with the liquidation of the Corporation, (ii) the date on which such Share is redeemed or otherwise acquired by the Corporation and (iii) the date on which such Share is converted. The date on which the Corporation initially issues any Share shall be deemed to be its "date of issuance" regardless of the number of times transfer of such Share is made on the stock records maintained by or for the

Corporation and regardless of the number of certificates that may be issued to evidence such Share. Dividends payable for any period less than a full quarterly period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed for any period less than one month.

3.2. Dividend Rate Increases. If a Term Loan Refinancing has occurred and all of the outstanding Shares of Series B Preferred are not redeemed on or prior to the first anniversary of such Term Loan Refinancing, then the Dividend Rate shall be increased by 1.0% per annum until the date all of the outstanding Shares of Series B Preferred are redeemed. If the Corporation either (i) fails to file a definitive proxy statement that includes a proposal to be voted on by its stockholders to obtain the Stockholder Approval at a Stockholder Meeting within the period required by Section 8.1(ii) or (ii) fails to obtain the Stockholder Approval at the first Stockholder Meeting at which the Corporation's stockholders vote upon the Stockholder Approval proposal, then the Dividend Rate shall be increased by 2.0% per annum until the date such definitive proxy statement is filed or the Stockholder Approval is obtained; provided, however, that in no event shall the Dividend Rate be increased by more than 2.0% per annum pursuant to this sentence in any calendar year. Notwithstanding anything to the contrary in Section 3.1 or this Section 3.2, in no event shall the Dividend Rate be increased to more than 16.0% per annum pursuant to this Section 3.2.

3.3.       Dividend Reference Dates. Dividends specified in Section 3.1 shall not be paid but shall be added to (and thereby increase) the Liquidation Value on each Share on each March 31, June 30, September 30 and December 31 of each year (each, a "Dividend Reference Date"), beginning with the first of March 31, June 30, September 30 and December 31 to initially occur following the date of issuance of such Share. Each such addition to the Liquidation Value shall be deemed by the Corporation a "return on capital" for all purposes.

Section 4. Liquidation. Upon any liquidation, dissolution or winding up of the

Corporation (whether voluntary or involuntary), each holder of Series B Preferred shall be entitled to be paid an amount in cash equal to the aggregate Liquidation Value of all Shares held by such holder, which amount shall be paid before any distribution or payment is made upon any Junior Securities, and the holders of Series B Preferred shall not be entitled to any further payment with respect to their Shares. If, upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation to be distributed among the holders of the Series B Preferred are insufficient to permit payment to such holders of the aggregate amount to which they are entitled to be paid under this Section 4, then the entire assets available to be distributed to the holders of the Series B Preferred shall be distributed pro rata among such holders based upon the aggregate Liquidation Value of the Series B Preferred held by each such holder. Not less than 30 days prior to the payment date stated therein, the Corporation shall deliver written notice of any such liquidation, dissolution or winding up to each record holder of Series B Preferred, setting forth in reasonable detail the amount of proceeds to be paid with respect to each Share and each share of Junior Securities in connection with such liquidation, dissolution or winding up.

Section 5. Priority of Series B Preferred on Dividends. So long as any shares of Series B Preferred remain outstanding, without the prior written consent of the holders of a majority of the outstanding Shares, the Corporation shall not directly or indirectly pay or declare any dividend or make any distribution upon any Junior Securities.

Section 6. Voting Rights.

6.1.       Voting Generally.

(i)       The holders of the Series B Preferred shall be entitled to notice of all stockholders meetings in accordance with the Corporation's bylaws in the election of directors and as otherwise required by applicable law. Except as set forth herein or to the extent required by the DGCL, the holders of the Series B Preferred shall not have any voting rights. In any case in which the holders shall be entitled to vote, each holder shall be entitled to one vote for each Share held on the record date for determining the stockholders of the Corporation eligible to vote thereon.

(ii)       In accordance with the provisions of Section 242(b)(2) of the DGCL, the number of authorized shares of any class or classes of stock may be increased or decreased by the affirmative vote of the holders of a majority of the issued and outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the class vote requirements set forth in Section 242(b)(2) of the DGCL (but, in the case of any decrease, not below the number of outstanding shares of any such class or classes).

6.2.       Certificate of Incorporation; Certain Stock. The affirmative vote or written consent of the Majority Holders, voting separately as a class, will be required for (1) any amendment, alteration, waiver or repeal, whether by merger or consolidation or otherwise, of the Corporation's Certificate of Incorporation or this Certificate of Designations if the amendment, alteration, waiver or repeal materially and adversely affects the rights, preferences or privileges of the Series B Preferred, or (2) the creation or issuance of any capital stock or other equity securities of the Corporation other than Junior Securities; provided, however, that any increase in the authorized Preferred Stock of the Corporation or the creation and issuance of any Junior Securities shall not be deemed to affect materially and adversely such rights, preferences or privileges and any such increase or creation and issuance may be made without any such vote by the holders of Series B Preferred except as otherwise required by law; and provided further, however, that no such amendment, alteration waiver or repeal shall (i) reduce the Redemption Price or any other amount payable to a holder of shares of Series B Preferred pursuant to this Certificate of Designations, (ii) reduce the percentage in, or otherwise change the definition of Majority Holders,

( ) change the method of calculating the Conversion Value or the Conversion VWAP in a manner adverse to the holders of shares of Series B Preferred or reduce the number of shares of Common Stock issuable upon any conversion of shares of Series B Preferred or (iv) amend, modify, waive or repeal any provision of this Section 6.2, unless in each such case referred to in the preceding clauses (i) through (iv) such amendment, modification, waiver or repeal has been approved by the affirmative vote or written consent of the holders of all outstanding shares of Series B Preferred, voting separately or as a class.

Section 7. Redemption.

7.1. Optional Redemption. The Corporation may redeem all of the outstanding Shares of Series B Preferred, in whole but not in part, at any time, at the option of the Corporation, for a cash amount per share equal to the Redemption Price thereof on the Redemption Date. To effect such redemption, a redemption notice shall be sent by or on behalf of the Corporation to the holders of record of the Shares to be redeemed not less than five days nor more than 60 days prior to the Redemption Date, (i) notifying such holders of the election of the Corporation to redeem such Shares and of the date of redemption, (ii) stating the place or places at which the Shares called for redemption shall, upon presentation and surrender of the certificates evidencing such Shares, be redeemed and (iii) the Redemption Price therefor.

7.2. Mandatory Redemption. Upon the first to occur of (i) a Change in Control and (ii) the Term Loan Maturity Anniversary Date, to the extent the Corporation is not prohibited under the DGCL from redeeming Shares of Series B Preferred because of the lack of surplus or the Corporation's capital being or becoming impaired due to such redemption (the "DGCL Limitations"), the Corporation will be required to redeem all of the outstanding Shares of Series B Preferred for a cash amount per Share equal to the Redemption Price thereof on the Redemption Date. To effect such redemption, a redemption notice shall be sent by or on behalf of the Corporation prior to, but in no event later than 30 days after, the first to occur of a Change in Control and the Term Loan Maturity Anniversary Date to the holders of record of the Shares to be redeemed, (i) notifying such holders of the redemption of such Shares and of the date of redemption, which date of redemption shall not be less than five days nor more than 60 days after such notice, (ii) stating the place or places at which the Shares called for redemption shall, upon presentation and surrender of the certificates evidencing such Shares, be redeemed and (iii) the Redemption Price therefor. A redemption notice may provide that the redemption is conditional upon consummation of a Change in Control. Notwithstanding anything to the contrary in the foregoing, if any of a Change in Control or the Term Loan Maturity Anniversary Date occurs and the Corporation is not permitted under the DGCL to redeem the Series B Preferred because of the DGCL Limitations, then the Corporation will not be required to redeem the Series B Preferred or send a redemption notice until such time as the Corporation is no longer prohibited by the DGCL Limitations from redeeming the Series B Preferred.

7.3.       Certificate Surrender. Each holder of Shares of Series B Preferred shall surrender the certificate or certificates representing the Shares to be redeemed pursuant to this Section 7 to the Corporation, in the manner and place designated by the Corporation, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated by the Corporation. Each surrendered certificate shall be canceled and retired, and the Corporation shall, concurrently therewith, make payment of the applicable Redemption Price in cash. If less than all of the Shares of Series B Preferred represented by a surrendered certificate are redeemed, then the Corporation shall issue a new stock certificate representing the unredeemed Shares in the name of the applicable holder of record of canceled stock certificate.

7.4. Effect of Redemption. All Shares of Series B Preferred redeemed as provided in this Section 7 shall no longer be deemed outstanding as of the time the Redemption Price has been paid for such Shares, and all rights with respect to such Shares shall immediate cease and terminate as of such time.

Section 8. Conversion.

8.1.       Conversion Procedure.

(i)       Conversion Right. Subject to the provisions of this Section 8, if (a) (x) the Total Net Leverage Ratio, tested as of the last day of any fiscal quarter, commencing with the fiscal quarter ending March 31, 2023, exceeds 6.50:1.00 (the "Net Leverage Trigger") or (y) the Corporation has not redeemed all of the outstanding Shares of Series B Preferred on or before the earlier of the 91st day after a Term Loan Repayment and February 10, 2025 (the "Redemption Deadline" and, collectively with the Net Leverage Trigger, the "Convertibility Requirement") and (b) the Corporation has received all approvals as may be required by the applicable rules and regulations of the Principal Market (including Section 312.03 of the New York Stock Exchange Listed Corporation Manual if the Principal Market is the New York Stock Exchange) from the stockholders of the Corporation (the "Stockholder Approval") to permit the issuance to the holders of the Shares of Series B of all shares of Common Stock issuable upon conversion of such Shares (the "Stockholder Approval Requirement" and, collectively with the Convertibility Requirement, the "Optional Conversion Requirements"), then each holder of Shares of Series B Preferred may, by providing written notice to the Corporation (the "Optional Conversion Notice") within 120 calendar days after the satisfaction of the Optional Conversion Requirements, convert a Share of Series B Preferred for a number of shares of Common Stock equal to (x) the Conversion Value of such Share divided by (y) the Conversion VWAP. The right to convert Shares of Series B Preferred may only be exercised in four equal quarterly installments beginning within such 120-day period. Conversion of such Shares of Series B Preferred shall be deemed to have been effected on the date of each such quarterly installment, beginning on the date when such notice has been delivered to the Corporation. As promptly as practicable thereafter, the Corporation shall enter into its share registry or instruct its transfer agent to issue in book-entry form the number of shares of Common Stock to which each such holder is entitled with respect to the Shares of Series B Preferred so converted.

(ii)       Stockholder Approval Requirement. Within 60 calendar days after the occurrence of the Convertibility Requirement, the Corporation shall file a definitive proxy statement that will include a proposal to be voted on by its stockholders to obtain the Stockholder Approval at either an annual meeting or a special meeting of stockholders (a "Stockholder Meeting"), with the recommendation of the Board of Directors that such proposal be approved, and the Corporation shall solicit proxies from its stockholders in connection therewith in the same manner as all other management proposals in such proxy statement and all management-appointed proxyholders shall vote their proxies in favor of such proposal; provided, however, that if the Convertibility Requirement has not occurred on or prior to December 31, 2023, the Company shall include such proposal at its 2024 annual meeting of stockholders. The Corporation shall use reasonable best efforts to obtain the Stockholder Approval at such Stockholder Meeting. In the event such proposal is not approved at such Stockholder Meeting, the Corporation shall include the Stockholder Approval as an item for approval at each subsequent annual meeting of stockholders no less than once each year until the Stockholder Approval is obtained and shall undertake such actions as are provided in this Section 8.1(ii) for a Stockholder Meeting in connection with any such subsequent annual meeting.

(iii)       Certificate Surrender. Each holder of Shares of Series B Preferred shall surrender the certificate or certificates representing the Shares to be converted pursuant to this Section 8 to the Corporation, in the manner and place designated by the Corporation, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated by the Corporation. Each surrendered certificate shall be canceled and retired. If less than all of the Shares of Series B Preferred represented by a surrendered certificate are converted, then the Corporation shall issue a new stock certificate representing the unconverted Shares in the name of the applicable holder of record of canceled stock certificate.

(iv)       No Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of the Series B Preferred and instead of any fractional shares of Common Stock that would otherwise be issuable upon conversion of the Series B Preferred, the Corporation shall round any such fractional share to the nearest whole share of Common Stock.

(v)       Effect of Conversion. All Shares of Series B Preferred converted as provided in this Section 8 shall no longer be deemed outstanding as of the effective time of the applicable conversion, and all rights with respect to such Shares shall immediately cease and terminate as of such time.

8.2. No Charge or Payment. The issuance of shares of Common Stock upon conversion of Shares of Series B Preferred pursuant to this Section 8 shall be made without payment of additional consideration by, or other charge, cost or tax to, the holder in respect thereof.

Section 9. Covenants.

9.1. Incremental Debt. Without the affirmative vote or prior written consent of the Majority Holders, neither the Corporation nor any of its subsidiaries may incur any debt to redeem or purchase any of the Convertible Notes other than (a) the Delayed Draw Term Loan and (b) other debt in an aggregate principal amount not to exceed $30,000,000.

9.2.       Asset Sales. Without the affirmative vote or prior written consent of the Majority Holders, neither the Corporation nor its subsidiaries may transfer, convey, sale, lease or otherwise dispose of property or assets in any one or related series of transactions for consideration in excess of $50,000,000, other than transfers, conveyances, sales, leases or other dispositions of property or assets in the ordinary course of business.

9.3.       Voting. Each holder of Shares of Series B Preferred agrees that, in connection with a Stockholder Meeting for which the Corporation has filed a definitive proxy statement that includes a proposal to be voted on by its stockholders to obtain the Stockholder Approval, it will (i) take or cause to be taken all steps reasonably necessary to ensure all Common Stock beneficially owned by it and its Affiliates that they are entitled to vote at any Stockholder Meeting, in person or by proxy, will be counted as present for purposes of determining the presence of a quorum of stockholders at such Stockholder Meeting and (ii) cause all Common Stock beneficially owned by it and its Affiliates that they are entitled to vote at such Stockholder Meeting to be voted in favor of any proposal called for a vote that is made solely to obtain the Stockholder Approval.

Section 10. Transfer; Registration

10.1 Restrictive Legend. The Shares of Series B Preferred and any shares of Common Stock issued upon conversion of such Shares (unless and until registered under the

Securities Act of 1933, as amended (the "Securities Act") or transferred pursuant to Rule 144 promulgated under the Securities Act, or any successor rule or regulation hereafter adopted by the Securities and Exchange Commission, as such rule may be amended from time to time ("Rule 144")), will be stamped or imprinted with a legend in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT UNDER ANY CIRCUMSTANCES BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY OTHER APPLICABLE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE SECURITIES LAWS.

10.2 Transferability. No holder of Shares of Series B Preferred shall sell, assign, transfer, pledge or dispose of any Share, by operation of law or otherwise, without the prior written consent of the Corporation (such consent not to be unreasonably withheld, conditioned or delayed, and provided that such consent shall be deemed given unless the Corporation delivers written notice of disapproval to such holder within five (5) Business Days after receipt of notice requesting such consent); provided, that the prior written consent of the Corporation shall not be required for any transfer of Shares by a holder to one or more of its Affiliates. Any permitted transfer of a Share shall be subject to the Securities Act and other applicable federal or state securities or blue sky laws.

10.3 Register. The Corporation shall keep at its principal office a register for the registration of Series B Preferred. Upon the surrender of any certificate representing Series B Preferred at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of Shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of Shares as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate.

Section 11. Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing Shares, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation, or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of Shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the Series B Preferred represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

Section 12. Definitions.

"Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or under common control with such Person; for purposes of this definition, the term "control" (including the correlative meanings of the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

"Board of Directors" means the board of directors (including any authorized committee thereof) of the Corporation.

"Business Day" means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York, U.S.A. are open for the general transaction of business.

"Change in Control" shall have the meaning assigned to such term in the Term Loan Credit Agreement.

"Common Stock" means, collectively, the Corporation's Common Stock and any capital stock of any class of the Corporation hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation.

"Conversion Value" means, with respect to any Share in connection with the conversion thereof into Common Stock, (i) if the conversion date is on or before December 31, 2022, 102.5% of the Liquidation Value thereof on, but not including, the conversion date, (ii) if the conversion date is after December 31, 2022 but on or before December 31, 2023, 105.0% of the Liquidation Value thereof on, but not including, the conversion date and (iii) if the conversion date is after December 31, 2023, 106.0% of the Liquidation Value thereof on, but not including, the conversion date.

"Conversion VWAP" means 90% of the average of the VWAP per share of Common Stock for each Trading Day over a period of 30 consecutive Trading Days ending on, and including, the second Trading Day immediately preceding the date that an Optional Conversion Notice is provided to the Corporation.

"Convertible Notes" means the 2.75% Convertible Senior Notes of the Corporation due 2022 issued pursuant to the Indenture, dated as of February 1, 2017, as supplemented, between the Corporation and Wells Fargo Bank, National Association, as trustee.

"Delayed Draw Term Loan" means the delayed draw term loan to be provided pursuant to the Term Loan Credit Agreement.

"DGCL" has the meaning set forth in Section 3.1.

"Junior Securities" means any capital stock or other equity securities of the Corporation, except for the Series B Preferred or any other class or series of the Corporation's capital stock which is senior to or pari passu with the Series B Preferred with respect to preference and priority on dividends and liquidations as permitted by the terms of the Series B Preferred hereunder.

"Liquidation Value" means, on any date, the sum of (i) the Stated Value per Share plus (ii) all amounts added to the Liquidation Value of such Share pursuant to Section 3.3 through the last Dividend Reference Date prior to such date plus (iii) accrued and unpaid dividends on such Share from the last Dividend Reference Date prior to such date through, but not including, such date.

"Majority Holders" means the holders of at least a majority of the Shares of Series B Preferred Shares then outstanding.

"Person" means an individual, a partnership, a corporation, a limited liability Corporation, a limited liability, an association, a joint stock Corporation, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

"Principal Market" means the New York Stock Exchange; provided, however, that in the event that the Common Stock is not listed or traded on the New York Stock Exchange, then the "Principal Market" shall mean such other market or exchange on which the Common Stock is then principally listed or traded.

"Redemption Date" means, with respect to any Share, the date on which such share is to be redeemed and the Redemption Price therefor has been paid to the holder thereof.

"Redemption Price" means, with respect to any Share, (i) if the Redemption Date is on or before December 31, 2022, an amount in cash equal to 102.5% of the Liquidation Value thereof on, but not including, the Redemption Date, (ii) if the Redemption Date is after December 31, 2022 but on or before December 31, 2023, an amount in cash equal to 105.0% of the Liquidation Value thereof on, but not including, the Redemption Date and (iii) if the Redemption Date is after December 31, 2023, an amount in cash equal to 106.0% of the Liquidation Value thereof on, but not including, the Redemption Date; provided, however, that with respect to any holder of Shares, the sum of (x) the Redemption Price for such holder's Shares and (y) any cash consideration received by such holder or such holder's predecessor in title from the Corporation prior to the Redemption Date attributable to such Shares (including commitment fees, dividends and other distributions, ratably allocated) shall in no event be less than 110% of the cash consideration paid to the Corporation by such holder or such holder's predecessor in title in connection with the purchase of such Shares from the Corporation.

"Stated Value" means $1,000 per Share.

"Term Loan" means, collectively, the term loans provided pursuant to the Term Loan Credit Agreement.

"Term Loan Credit Agreement" means the Term Loan Credit Agreement, dated February 2, 2021, by and among the Corporation, the lenders party thereto, and Atlantic Park Strategic Capital Fund, L.P., as Administrative Agent and Collateral Agent, as amended by the Consent and First Amendment to Credit Agreement dated as of February 10, 2022.

"Term Loan Maturity Anniversary Date" means February 2, 2028.

"Term Loan Refinancing" means either (i) a Term Loan Repayment or (ii) the refinancing (with an extension of maturity of at least one year) of the Term Loan.

"Term Loan Repayment" means the repayment in full (other than contingent obligations) of the Obligations (as defined in the Term Loan Credit Agreement).

"Trading Day" means a day on which the Common Stock (i) is not suspended from trading, and on which trading in the Common Stock is not limited, on any national or regional securities exchange or association or over-the-counter market during any period or periods aggregating one half-hour or longer and (ii) has traded at least once on the Principal Market; provided that if the Common Stock is not traded on the Principal Market, "Trading Day" means any Business Day.

"Total Net Leverage Ratio" shall have the meaning assigned to such term in, and shall be calculated in accordance with, the Term Loan Credit Agreement.

"VWAP" means, for any trading day, the price for shares of Common Stock determined by the daily volume-weighted average price per share of Common Stock for such trading day on the Principal Market for the regular trading session (including any extensions thereof, without regard to pre-open or after hours trading outside of such regular trading session) as reported on the Principal Market, as published by Bloomberg at 4:15 p.m., New York City time (or 15 minutes following the end of any extension of the regular trading session), on such trading day.

Section 13. Amendment and Waiver. No amendment, modification, alteration, repeal or waiver of any provision of this Certificate of Designations shall be binding or effective without the prior written consent of the Majority Holders; provided that no amendment, modification, alteration, repeal or waiver of the terms or relative priorities of the Series B Preferred may be accomplished by the merger, consolidation or other transaction of the Corporation with another corporation or entity unless the Corporation has obtained the prior written consent of the Majority Holders.

Section 14. Notices. Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested and postage prepaid, or by reputable overnight courier service, charges prepaid, and shall be deemed to have been given when so mailed or sent (i) to the Corporation, at its principal executive offices and (ii) to any stockholder, at such holder's address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder). Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earlier of (i) the second Business Day following the date of mailing in accordance with this Section 14, or (ii) upon actual receipt by the party to whom such notice is required to be given.

Section 15. Other Rights. The shares of Series B Preferred shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Corporation's Certificate of Incorporation or as provided by applicable law and regulation.

Section 16. Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

Section 17. Headings. The headings of the various sections and subsections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be signed and acknowledged by the undersigned this [ ] day of [ ], 2022.

HORIZON GLOBAL CORPORATION

By:
Name: Jay Goldbaum
Title: General Counsel and Secretary